Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months and nine months ended November 30, 2004

December 17, 2004

The following information should be read in conjunction with the Company’s February 29, 2004 audited consolidated financial statements and the November 30, 2004 third quarter interim report. These reports, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overall Performance

The overall performance of the Company continues to improve over the same period of the prior fiscal year. The Company is focusing on minimizing overhead costs and increasing the distribution of its brands, while continuing to build on existing relationships with co-pack customers.

Results of Operations

For the three months and nine months ended November 30, 2004

Sales
Sales for the quarter ended November 30, 2004 were $7,021,538, compared to $9,369,965 in the previous year, representing a decrease of $2,348,427. The decrease of 25.1% is attributed to the following
-
decrease in sales of co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials $1.68 M (17.9%)

-	decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie’s snack foods line $1.14 M (12.2%)

-	increase in US dollar sales due to differences in the conversion rates $0.47M (5.0%)

Sales for the nine months ended November 30, 2004 were $27,434,496, compared to $34,137,067 in the previous year, representing a decrease of $6,702,571. The decrease of 19.6% is attributed to the following:
-
decrease in sales of co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials $2.03 M (5.9%)

-	decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie’s snack foods line $6.14 M (18.0%)

-	increase in US dollar sales due to differences in the conversion rates $1.47 M (4.3%)

Cost of Sales and Margin
For the three months ended November 30, 2004, cost of sales decreased $2,111,970 from $7,296,362 to $5,184,392. Cost of sales were lower due to reduced sales in branded products in the US and the discontinuation of the Little Debbie’s snack foods line. Gross margin decreased $236,457 from $2,073,603 in the quarter of the prior year to $1,837,146 in the current year. The Company’s margin percentage increased from 22.1% in the quarter ended November 30, 2003 to 26.2% in the quarter ended November 30, 2004. The increased margin percentage was a result of increased sales in higher margin branded products and increased sales to co-pack customers who supply raw materials to the Company at their expense.

For the nine months ended November 30, 2004, cost of sales decreased $6,740,590 from $25,969,953 to $19,229,363. Gross margin increased $38,019 from $8,167,114 in the prior year to $8,205,133 in the current year. The margin percentage increased from 23.9% in the prior year to 29.9% in current year. On a year to date basis, the same trends and reasons for changes mentioned in the three months ended November 30, 2004 also apply to the nine months then ended.

Selling, General and Administration Expenses
For the three months ended November 30, 2004, these expenses decreased $195,268 from $2,280,375 to $2,085,107, due primarily to a reduction in sales, administration and marketing costs in the US as a result of the refocus of the US market. The Company’s focus remains on reducing selling, general and administration expense where possible, while maintaining or increasing gross margin to improve income from operations.

For the nine months ended November 30, 2004 these expenses decreased $1,383,323 from $7,985,255 to $6,601,932 for the reasons mentioned above.

Stock based compensation expenses are now included in selling, general and administrative expenses. The pro-forma numbers for net income without stock based compensation expense are as follows:

	Three Months	Three Months	Nine Months	Nine Months
	ended November	ended November	ended November	ended November
	30, 2004	30, 2003	30, 2004	30, 2003
Net income (loss)	$(433,760)	$(569,827)	$475,005	$(262,258)
Add back: Stock
based
compensation	$15,023	-	$238,207	$92,705
Pro-forma net
income (loss)	$(418,737)	$(569,827)	$713,212	$(169,553)

Other Income and Expenses
Depreciation in the quarter and year to date remained consistent with the same periods in the prior year. Amortization in the quarter decreased by $43,629 from $64,846 in the prior year to $21,217 due to the write down of deferred costs related to the start up of the US operations and product development in the last fiscal year ended February 29, 2004. For the nine months ended November 30, 2004, amortization decreased by $154,814 from $210,236 in the prior year to $55,422 for the reasons mentioned above.

In the quarter, interest remained consistent with last year at $82,589 compared to $82,511 in the prior year. For the nine months ended November 30, 2004, interest decreased by $18,723 from $253,295 to $234,572 due to lower average borrowing levels and lower interest rates.

The Company recorded other income in the nine months ended November 30, 2004 of $666,547 from the settlement of certain disputes and resultant contract cancellations.

Income Taxes
The Company has future income tax assets from unused loss carry-forwards and other differences in carrying amounts. In the quarter ended November 30, 2004, the Company generated $142,081 in loss carry-forwards, compared to $26,823 in the same quarter of the prior fiscal year. Based on the net income before income taxes for the nine months ended November 30, 2004, the Company will be able to utilize $859,514 in loss carry-forwards, compared to the recognition of $692,677 in future income taxes in the same period of the prior fiscal year, causing a difference in the impact of income tax on net income of $1,552,191. The company is not presently paying cash taxes on operating profits and does not anticipate having to do so in this fiscal year.

The income tax expense and recovery is calculated by tax jurisdiction. In jurisdictions where the recoverability of the future income tax asset is uncertain, the asset is fully offset by an uncertainty provision. Consequently, tax expenses in certain jurisdictions have not been reduced by potential tax recovery in other jurisdictions, causing the income tax expense to be a larger percentage of income before taxes on a consolidated basis.

Summary of Quarterly Results

	November 30		August 31		May 31		February 29/28
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales /
operating	$7,021,538	$9,369,965	$11,073,376	$12,481,475	$9,339,582	$12,285,626	$7,365,538	$9,579,126
revenue

Net Income	($433,760)	($569,827)	$512,429	$300,857	$396,336	$6,712	($1,585,232)	($7,288,531)
(loss)
Net Income
(loss) per
share	($ 0.03)	($0.04)	$0.03	$0.02	$0.03	$0.00	($0.10)	($0.54)

Net Income
(loss) per
share, fully	($0.03)	($0.04)	$0.03	$0.02	$0.03	$ 0.00	($0.10)	($0.54)
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The decline in sales in the most recent year, compared to the prior year, is largely related to the change in billing method for a large co-pack customer and the reduction in branded sales due to the refocus of the US market and discontinuation of the Little Debbie’s snack foods line. The cost of sales also declined at a similar rate. The performance in the first two quarters of the fiscal year is stronger due to the seasonal nature of the beverage business, as described in the ‘Overall Performance’ section.

Liquidity and Capital Resources

As at November 30, 2004, the Company had positive working capital of $81,344 compared to a working capital deficit of $1,673,014 at the prior year end. The improvement in working capital resulted from positive cash flow from operations. Bank indebtedness was $2,968,737 compared to $3,179,800 for the prior year end. There were no cash or cash equivalents as at November 30, 2004 or the previous year end. The Company has unused borrowing capacity of $350,000 as at November 30, 2004. The Company was not in compliance with one of its banking covenants at November 30, 2004. Accordingly, the Company has obtained covenant forbearance from the lender until February 28, 2005.

Net cash utilized in the quarter for operating activities was $66,139, compared to $78,063 in the prior year. Working capital changes generated $245,253 in decreases in accounts receivable, inventory and prepaid expenses offset by decreases in accounts payable. In Q3 of 2003, working capital changes generated $211,220 in decreases in accounts receivable and inventory offset by increases in prepaid expenses and decreases in accounts payable.

For the nine months ended November 30, 2004, cash inflow from operations was $2,277,218, compared to $17,355 in the same period last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $1,061,186, compared to $950,463 utilized the prior year. Working capital changes utilized $1,216,032 in decreases in accounts payable offset by decreases in accounts receivable, inventory and prepaid expenses. In the same period of the prior year, working capital changes utilized $967,818 in increases in accounts receivable and inventory, decreases in accounts payable, partially offset by decreases in prepaid expenses.

Investing activities utilized $37,080 compared to $8,892 generated in the same quarter of the prior year. In the nine month period, investing activities utilized $237,282 compared with $130,136 in the prior year. Expenditures on property plant and equipment increased over last year, due to amounts expended to prepare production lines for new products.

Financing activities utilized $62,308 in the quarter ended November 30, 2004 compared to $287,191 generated for the same period last year. Bank indebtedness increased by $145,935 compared to $230,426 due to seasonal increases in borrowing levels. Long term debt decreased by $212,682 compared to an increase of $36,765 in the prior year. In the nine months ended November 30, 2004, financing activities utilized $971,678 compared to $1,520,957 generated in the prior year. Bank indebtedness decreased by $490,501 compared to an increase of $1,359,918 in the prior year. Long term debt decreased by $485,616 compared to $149,810 in the prior year. In the prior year, $20,000 was generated from the issuance of common shares in the quarter, and $310,849 in the nine months ended November 30, 2003 compared to $4,439 in the three and nine months ended November 30, 2004.

Trend Information

Sales for the quarter ended November 30, 2004 are about 25% lower than the comparable period in the prior year. Concurrently, cost of sales reduced by a similar amount causing gross margin to remain consistent with the same period in the prior year. This resulted in an increased gross margin percentage from 22.1% in the third quarter of the prior year to 26.2% in the current quarter. The increased margin percentage is expected to continue, due to the change in product mix to higher margin products going forward.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At December 17, 2004 the Company had 15,045,069 issued and outstanding common shares.

There were also 3,150,519 issued and outstanding stock options, of which 2,215,909 were vested.

Forward-Looking Statements

The Company relies upon the U.S. Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.